Exhibit 99.1

Information required by Item 8 of Schedule 13G:

For the avoidance of doubt, the reporting person for this Schedule 13G filing is Metage Capital Limited ("MCL"), a company incorporated in the United Kingdom and authorized and regulated by The Financial Services Authority in the United Kingdom.

MCL is the investment manager to Metage Special Emerging Markets Limited, a closed-ended investment company, and Metage Funds Limited, a multi-class investment company. Each of Metage Special Emerging Markets Limited and Metage Funds Limited is registered in the Cayman Islands.

As investment manager to the funds, MCL has both the voting power (which includes the power to vote, or direct the voting of the shares of Common Stock, par value $0.01 per share (the "Shares"), of The Southern Africa Fund Inc.) and the investment power (which includes the power to dispose, or to direct the disposition of, the Shares) with respect to the following Shares:—

Metage Funds Limited	175,000 Shares (4.04% of issued Shares)
Metage Special Emerging Markets Fund Limited	101,209 Shares (2.33% of issued Shares)

and therefore is the beneficial owner of 6.37% of the issued Shares.